Exhibit (a)(5)(G)
Mirant Announces Preliminary Results of Tender Offer
ATLANTA, Aug. 22 /PRNewswire-FirstCall/ — Mirant Corporation (NYSE: MIR) today announced the preliminary results of its modified “Dutch auction” tender offer to purchase up to 43,000,000 shares of the company’s common stock, which expired at 5:00 p.m., New York City time, on Monday, August 21, 2006.
Based upon the preliminary count by Mellon Investor Services, the depositary for the tender offer, 52,216,895 shares were validly tendered and not withdrawn at a price at or below $28.50, including 23,170,338 shares tendered through notice of guaranteed delivery. Based on these preliminary results, the company expects to purchase 43,000,000 shares in the tender offer, subject to proration, at $28.50 per share. These shares represent approximately 14% of the shares outstanding as of June 30, 2006.
The number of shares to be purchased and the price per share are preliminary. The determination of the final number of shares to be purchased, the final price per share and the proration factor, if any, is subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares purchased, the final purchase price, and the proration factor, if any, will be announced promptly following completion of the verification process. Payment for the shares accepted for purchase, and return of all other shares tendered, will occur promptly after completion of the final purchase price and proration computations, if applicable.
Any questions with regard to the tender offer may be directed to Innisfree M&A Incorporated, the Information Agent for the Offer, at 1 877 750 5836, or J.P. Morgan Securities Inc., the Dealer Manager for the Offer, at 1 877 371 5947.
Mirant is a competitive energy company that produces and sells electricity in the United States, the Caribbean, and the Philippines. Mirant owns or leases approximately 17,310 megawatts of electric generating capacity globally. The company operates an asset management and energy marketing organization from its headquarters in Atlanta. For more information, please visit http://www.mirant.com.
Some of the statements included herein involve forward-looking information. Mirant cautions that these statements involve known and unknown risks and that there can be no assurance that such results will occur. There are various important factors that could cause actual results to differ materially from those indicated in the forward-looking statements, such as, but not limited to, the ability of Mirant and the depositary to compute the results of the tender offer and any proration factor in a timely manner and other factors discussed in Mirant’s Form 10-K for the year ended December 31, 2005, and its Form 10-Q for the quarter ended June 30, 2006. Mirant undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Stockholder inquiries:
678 579 7777